Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

April 26, 2007

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Donna Balon
Vice President

cc: Barry Wakefield (w/Encl.)

v\mb\ltr\Sec12s.doc

26 April 2007

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 25 April 2007 it purchased for cancellation 55,000 of its ordinary shares at a price of 553.03 pence per ordinary share.

Since the start of the financial year on 1 April 2007, Man has repurchased 330,000 ordinary shares at a total cost of £1.8 million, giving an average repurchase cost of 553.74 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

25 April 2007

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 24 April 2007 it purchased for cancellation 55,000 of its ordinary shares at a price of 548.57 pence per ordinary share.

Since the start of the financial year on 1 April 2007, Man has repurchased 275,000 ordinary shares at a total cost of £1.5 million, giving an average repurchase cost of 553.67 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

END